March 23, 2015

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance
Attn: Brad Skinner 100 F Street, N.E.
Washington, D.C. 20549-4628

Re: Dean Foods Company
Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 17, 2015
File No. 001-12755

Ladies and Gentlemen:

Set forth below is the response of Dean Foods Company (the "Company," "we," "our," "us") to the comments received from the staff (the "Staff ') of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") by letter dated March 12, 2015 regarding our Form 10-K for the Fiscal Year Ended December 31, 2014.

For ease of reference, we have recited the Staff s comments in bold type before our response.

Notes to Financial Statements, page F-6

Note 20, Segment, Geographic and Customer Information, page F-51

We note you manufacture, market and distribute a wide variety of branded and private label dairy case products, including fluid milk, ice cream, cultured dairy products, creamers, juice, tea, ice cream mix and other dairy products. However, your footnotes do not provide revenue from external customers for each product or group of similar products as required by FASB ASC paragraph 280-10-50-40. Please expand your disclosure to address this disclosure requirement. In this regard, we note your disclosures on pages 3 and 4 of your Form 10-K, as well as the Brands page on your website, www.deanfoods.com, that identify the different dairy case brands and product offerings you produce, including more than 50 local and regional dairy brands and private labels.

The Company respectfully acknowledges the Staff s comment regarding FASB guidance issued under ASC 280- 10-50-40. The Company will include external sales by product group in the footnotes for all respective periods covered in the financial statements, in a manner consistent with the product groups identified in Item 1 of our Form 10-K, on a prospective basis, commencing with our Form 10-K filing for the fiscal year ended December 31, 2015.

Dean Foods Company 2711 North Haskell Avenue, Suite 3400 Dallas, Texas 75204 I t] 214 303 3400 f) 214 303 3499 www.deanfoods.com

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/S/ Mr. Chris Bellairs
Mr. Chris Bellairs
Executive Vice President and Chief Financial Officer

Dean Foods Company 2711 North Haskell Avenue, Suite 3400 Dallas, Texas 75204 I t] 214 303 3400 f) 214 303 3499 www.deanfoods.com